                                                              Page 1 of 11 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                          Alliance Communications Corp.
--------------------------------------------------------------------------------

                                (Name of Issuer)


      Common Stock, par value $.01 per share and Class A Voting Debentures
--------------------------------------------------------------------------------

                         (Title of Class of Securities)


                                   01855R 20 3
              -----------------------------------------------------

                                 (CUSIP Number)




                                                        Exhibit Index on page 10

CUSIP No. 01855R 20 3                 13G                     Page 2 of 11 Pages



              NAME OF REPORTING PERSONS
      1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                       Onex Corporation

              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
      2                                                              (b) / /


              SEC USE ONLY
      3

              CITIZENSHIP OR PLACE OF ORGANIZATION
      4
                       Ontario, Canada


          NUMBER OF                     SOLE VOTING POWER
                             5
            SHARES                        None

         BENEFICIALLY                   SHARED VOTING POWER
                             6
           OWNED BY                       462,842 Common Shares and $8,794,000
                                          Class A Voting Debentures
             EACH
                                        SOLE DISPOSITIVE POWER
          REPORTING          7
                                          None
            PERSON
                                        SHARED DISPOSITIVE POWER
             WITH            8
                                          462,842 Common Shares and $8,794,000
                                          Class A Voting Debentures



              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      9
                       462,842 Common Shares and $8,794,000 Class A Voting Debentures.


              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*                                               / /
     10


              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     11 The shares of common stock represent 3.9% of the outstanding common stock. The Class A Voting Debentures represent 14.9% of the outstanding Class A Voting Debentures. On a combined basis, the shares of common stock and the Class A Voting Debentures represent 14.4% of the voting control of the Issuer.


              TYPE OF REPORTING PERSON*
     12
                       CO



                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 01855R 20 3              13G                       Page 3 of 11 Pages



              NAME OF REPORTING PERSONS
      1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                       Gerald W. Schwartz

              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
      2                                                                  (b) / /


              SEC USE ONLY
      3


              CITIZENSHIP OR PLACE OF ORGANIZATION
      4
                       Canada


          NUMBER OF         5     SOLE VOTING POWER

            SHARES                      None

         BENEFICIALLY       6     SHARED VOTING POWER

           OWNED BY 462,842 Common Shares and $8,794,000 Class A Voting Debentures.
             EACH

          REPORTING               SOLE DISPOSITIVE POWER
                            7
            PERSON                         None

             WITH                 SHARED DISPOSITIVE POWER
                            8
                                           462,842 Common Shares and $8,794,000
                                           Class A Voting Debentures.



              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      9
                       462,842 Common Shares and $8,794,000 Class A Voting Debentures.


              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)  EXCLUDES CERTAIN
              SHARES*                                                   / /
     10


              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     11

                       The shares of common stock represent 3.9% of the outstanding common stock. The Class A Voting Debentures represent 14.9% of the outstanding Class A Voting Debentures. On a combined basis, the shares of common stock and the Class A Voting Debentures represent 14.4% of the voting control of the Issuer.


              TYPE OF REPORTING PERSON*
     12
                       IN






                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 01855R 20 3               13G                      Page 4 of 11 Pages



              NAME OF REPORTING PERSONS
      1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                       OMI Quebec Inc.

              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
      2                                                               (b) / /


              SEC USE ONLY
      3


              CITIZENSHIP OR PLACE OF ORGANIZATION
      4
                       Canada


          NUMBER OF                     SOLE VOTING POWER
                                5
            SHARES                            None

         BENEFICIALLY                   SHARED VOTING POWER
                                6
           OWNED BY                     $8,794,000 Class A Voting Debentures.

             EACH
                                        SOLE DISPOSITIVE POWER
          REPORTING             7
                                                 None
            PERSON
                                        SHARED DISPOSITIVE POWER
             WITH               8
                                        $8,794,000 Class A Voting Debentures.



              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      9
                       $8,794,000 Class A Voting Debentures.



              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)  EXCLUDES CERTAIN
              SHARES*                                                  / /
     10


              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     11
                      The Class A Voting Debentures represent 14.9% of the outstanding Class A Voting Debentures.


              TYPE OF REPORTING PERSON*
     12
                       00




                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                                              Page 5 of 11 Pages

Item 1(a)                  NAME OF ISSUER:

                           Alliance Communications Corp. (the "Company")

ITEM 1(b)                  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                           121 Bloor St. E
                           Suite 1400
                           Toronto, Ontario
                           M4W 3M5

ITEM 2(a)                  NAME OF PERSON FILING:

                           Onex Corporation ("Onex")
                           Gerald W.  Schwartz
                           OMI Quebec Inc. ("OMI Quebec")
                           Onex, Mr. Schwartz and OMI Quebec are filing the statement jointly, pursuant to the provisions of Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, as separate persons and not as members of a group. See Exhibit 1 for their Joint Filing Agreement.

ITEM 2(b)                  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                           RESIDENCE:

                           The address for the principal business office of each of Onex and Gerald W. Schwartz is:

                           161 Bay Street
                           P.O. Box 700
                           Toronto, Ontario Canada
                           M5J 2S1

                           The address of the principal business office of OMI Quebec is:

                           1981 McGill College Avenue
                           Montreal, Quebec Canada
                           H3A 3C1

ITEM 2(c)                  CITIZENSHIP:

                           Gerald W. Schwartz is a citizen of Canada. Onex is an Ontario, Canada corporation. OMI Quebec is a Canadian corporation.

                                                              Page 6 of 11 Pages

ITEM 2(d)                  TITLE OF CLASS OF SECURITIES:

                           Common Stock, $.01 par value per share and Class A Voting Debentures.

ITEM 2(e)                  CUSIP NO.:

                           01855R 20 3

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                           This statement is not filed pursuant to Rules 13d-1(b) or 13d-2(b).

ITEM 4                     OWNERSHIP:

         (a)               Amount Beneficially Owned:

                           462,842 Common Shares and $8,794,000 Class A Voting Debentures.

         (b)               Percent of Class:

                           The shares of common stock represent 3.9% of the outstanding common stock. The Class A Voting Debentures represent 14.9% of the outstanding Voting Debentures. On a combined basis, the shares of common stock and the Class A Voting Debentures represent 14.4% of the voting control of the Issuer.

         (c)       Number of shares as to which such person has:

                   (i)     Sole power to vote or to direct the vote:

                           0

                  (ii)     Shared power to vote or to direct the vote:

                           462,842 Common Shares and $8,794,000 Class A Voting Debentures.

                  (iii) Sole power to dispose or to direct the disposition of:

                           0

                  (iv) Shared Power to dispose or to direct the disposition of:

                           The shares of common stock represent 3.9% of the outstanding common stock. The Class A Voting Debentures represent 14.9% of the outstanding
                           Class A Voting Debentures. On a combined basis, the shares of common stock and
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                                                              Page 7 of 11 Pages



                           the Class A Voting Debentures represent 14.4% of the voting control of the Issuer.

                  Onex is the direct beneficial owner of the Common Stock reported herein. OMI Quebec is the direct beneficial owner of the Class A Voting Debentures reported herein. Onex, as the direct owner of all of the outstanding capital stock of OMI Quebec is an indirect beneficial owner of all such shares. Mr. Schwartz is the indirect holder of all the issued and outstanding Multiple Voting Shares of Onex, which are entitled to elect sixty percent (60%) of the members of Onex's Board of Directors and carry such number of votes in the aggregate as represents 60% of the aggregate votes attached to all voting shares of Onex and is thus an indirect beneficial owner of the shares reported. In October 1994, Onex and OMI Quebec purchased an aggregate $16,500,000 Can. convertible Non-Voting Debentures. In July 1998 the Non-Voting Debentures were converted into $8,794,000 Class A Voting Debentures and $8,794,000 convertible Non-Voting Debentures which were owned by Onex and OMI Quebec, respectively. In September 1998, the Class A Voting Debentures were converted into 462,842 shares of Common Stock and the Non-Voting Debentures were converted into $8,794,000 Class A Voting Debentures.

ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:


                  Not applicable

ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                  ANOTHER PERSON:

                  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported hereunder.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:


                  Not applicable

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:


                  Not applicable

ITEM 9            NOTICE OF DISSOLUTION OF GROUP:


                  Not applicable
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                                                              Page 8 of 11 Pages



ITEM 10           CERTIFICATION:

                  Not applicable
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                                                              Page 9 of 11 Pages

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 25, 1998


                                 ONEX CORPORATION


                                 By: /s/ Donald W. Lewtas
                                    ---------------------------------
                                    Name:      Donald W. Lewtas
                                    Title:    Authorized Signatory


                                    /s/ Donald W. Lewtas
                                    ---------------------------------
                                    Authorized signatory for
                                    Gerald W. Schwartz


                                 OMI QUEBEC INC.


                                 By: /s/ Ewout W. Heersink
                                    ---------------------------------
                                     Name: Ewout W. Heersink
                                     Title: Vice President


                                 By: /s/ Glenn Wight
                                    ---------------------------------
                                     Name: Glenn Wight
                                     Title: Director
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                                                             Page 10 of 11 Pages

                                Index to Exhibits


                                                                                 PAGE NO. IN SEQUENTIAL
EXHIBIT                                                                            NUMBERING SYSTEM
-------                                                                            ----------------

1.       Joint Filing Agreement, dated November 25, 1998, among OMI
         Quebec, Onex and Mr. Schwartz.


2. Power of Attorney incorporated by reference to the Amendment to Form 4 relating to Dura Automotive Systems, Inc., filed with the Securities and Exchange Commission by Onex on September 10, 1996.

3. Power of Attorney incorporated by reference to the Amendment to Form 4 relating to Dura Automotive Systems, Inc., filed with the Securities and Exchange Commission by Mr. Schwartz on September 10, 1996.